UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2023

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Executive Officers

On October 26, 2023, Atento S.A. (the “Company”) announced the appointment of Alvaro Badiola Guerra as Chief Financial Officer (“CFO”) and as member of the Executive Committee.

With over 30 years of experience, Mr. Badiola has held key finance roles, contributing to the success of companies such as BBVA, Telefónica, CEPSA, and Haya Real Estate. He has consistently achieved remarkable results, driving the transformation and enhancing the competitiveness of these companies. Mr. Badiola has also served on the board of prominent organizations such as OCASO, CEPSA, and Medgaz. His experience in the Latin American market, where he has held various management positions with companies such as Telefónica, span the regions of Peru and Brazil.

Mr. Badiola replaces Sergio Passos who has served as CFO since June 2022 and has played a pivotal role in the company's financial transformation and in the debt restructuring negotiations and implementation. Mr. Passos will continue to work with the Company during the transition period to provide necessary support. The Company thanks Mr. Passos for his services and wishes him well in his new endeavors.

A copy of the press release issued by the Company in connection with the new CFO appointment is filed as Exhibit 99.1 to this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: October 26, 2023	By: /s/ Dimitrius Oliveira Name: Dimitrius Oliveira Title: Chief Executive Officer

Exhibit 99.1

Press release dated October 26, 2023